SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OCI Partners LP

(Name of Subject Company (Issuer))

OCIP Holding II LLC

(Offeror)

a wholly owned subsidiary of

OCI N.V.

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

67091N108

(CUSIP Numbers of Class of Securities)

Amendment No. 2 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

OCIP Holding II LLC

(Offeror)

a wholly owned subsidiary of

OCI N.V.

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

67091N108

(CUSIP Numbers of Class of Securities)

Hassan Badrawi

Chief Financial Officer

Honthorststraat 19

1071 DC Amsterdam

The Netherlands

Tel: +31 20 723 4535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Ryan J. Maierson

Thomas G. Brandt

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Tel: (713) 546-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$117,569,686.50	$14,637.43

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of OCIP Partners LP, a Delaware limited partnership (“OCIP”) not owned by OCI N.V., at a purchase price of $11.50 per Common Unit, net to the seller in cash. On June 1, 2018, 86,997,590 Common Units were outstanding, of which 76,774,139 are owned by OCI. Accordingly, this calculation assumes the purchase of 10,223,451 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2018 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: 14,001.02

Filing party: OCI N.V.

Form or registration No.: SC TO-T

Date filed: June 4, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 4, 2018 (as amended, the “Schedule TO”) by OCIP Holding II LLC, a Delaware limited liability company (“Holdings II”), and OCI N.V., a Dutch public limited company (together with Holdings II, “OCI,” except where the context requires that “OCI” refers only to OCI N.V.). The Schedule TO relates to the offer by Holdings II to purchase all of the outstanding common units representing limited partner interests (the “Units”) of OCI Partners LP, a Delaware limited partnership (“OCIP”), not currently held by OCI or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2018 (as amended and supplemented, the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the related letter of transmittal and the related notice of guaranteed delivery remains the same. This Amendment should be read with the Schedule TO, the Offer to Purchase, the related letter of transmittal and the related notice of guaranteed delivery.

Increase in the Offer Price

The price per Unit to be paid pursuant to the Offer has been increased from $11.00 per Unit to $11.50 per Unit, net to the seller in cash, without interest thereon, less any applicable withholding taxes. The Offer to Purchase and the related Letter of Transmittal, together with the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are each, except as noted below or when a reference to $11.00 is tied to a specific date, hereby amended to delete all references to the Offer Price of $11.00 per Unit and to replace them with references to $11.50 per Unit.

Additionally, all references to the offer price representing (i) a premium of 10.0% over the closing price of the Units on the trading day prior to the announcement of the Offer, (ii) a premium of 16.4% over OCIP’s 90 trading day volume-weighted average Unit price and (iii) a premium of 5.3% over OCIP’s two-year high Unit price, are hereby replaced with the below:

(i) a premium of 15.0% over the closing price of the Units on the trading day prior to the announcement of the Offer, (ii) a premium of 21.7% over OCIP’s 90 trading day volume-weighted average Unit price for the period ended on June 1, 2018 (the last day prior to the public announcement of the Offer) and (iii) a premium of 10.0% over OCIP’s two-year high Unit price for the period ended on June 1, 2018 (the last day prior to the public announcement of the Offer).

Extension of Offer

The Offer to Purchase and the related Letter of Transmittal, together with the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are each hereby amended to change all references to the Expiration Date to July 3, 2018. Withdrawal rights will be available until the Expiration Date.

Item 7.	Source and Amount of Funds

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

OCI estimates that the total amount of funds required to purchase all of the outstanding Units not currently held by OCI or its affiliates pursuant to the Offer and the Buyout and to pay related fees and expenses will be approximately $121 million.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(viii)	Press Release, dated June 19, 2018, issued by OCI

Item 13.	Information Required by Schedule 13E-3.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

The information in the Offer to Purchase under the heading “Special Factors—Background of the Offer” is hereby amended and supplemented by adding the following at the end thereof:

On June 8, 2018, a telephonic meeting of the Conflicts Committee was held at which representatives of Tudor Pickering Holt & Co Advisors LP, the financial advisor to the Conflicts Committee (“Tudor”), conferred with OCI’s management to review the Partnership’s financial outlook and forecasts to assist in the evaluation of the Offer.

On Thursday, June 14, 2018, the Conflicts Committee forwarded to OCI a summary schedule of value ranges for the Partnership. The chairman of the Conflicts Committee then conferred with the President and Chief Executive Officer of the General Partner to initiate discussions regarding the Conflicts Committee’s preliminary thoughts regarding the Offer and the price per Unit at which the Conflicts Committee would recommend the Offer.

Over the following weekend, representatives of the Conflicts Committee and OCI conferred informally about valuation. The chairman of the Conflicts Committee spoke with the President and Chief Executive Officer of the General Partner and requested the original offer price of $11.00 per Unit be increased by $1.00, to $12.00 per Unit as a condition to the Conflicts Committee’s recommendation to unitholders to tender into the Offer.

On June 18, 2018, after consultation with its legal and financial advisors, OCI authorized an Offer Price of $11.50. On June 18, 2018, representatives of OCI notified the chairman of the Conflicts Committee that OCI was prepared to increase the Offer Price to $11.50 per Unit to the extent this Offer Price fell within the range in which the Conflicts Committee would recommend that unitholders tender. At the Conflicts Committee’s request, representatives of OCI confirmed this position in writing on June 18, 2018.

On June 18, 2018, the Conflicts Committee unanimously determined, on behalf of the General Partner, that the Offer Price of $11.50 per Common Unit is fair to the unitholders other than OCI and its affiliates and recommended that unitholders tender their Units to OCI pursuant to the Offer. The Conflicts Committee’s recommendation may constitute “Special Approval” (as defined in the Partnership Agreement) of the recommendation. Tudor forwarded to the Conflicts Committee a written opinion later that day that subject to the assumptions, qualifications, limitations and other matters set forth therein, the $11.50 per Unit to be received by Unaffiliated Unitholders (as defined therein) pursuant to the Offer was fair, from a financial point of view, to such holders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2018

OCI N.V.
By:	/s/ Hassan Badrawi
Name:	Hassan Badrawi
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(viii)	Press Release, dated June 19, 2018, issued by OCI